SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                       SCHEDULE 13D/A

        UNDER THE SECURITIES EXCHANGE ACT OF 1934


                    PVAXX CORPORATION
                     (Name of Issuer)


                      COMMON STOCK
              (Title of Class of Securities)


                          n/a
                     (CUSIP Number)

                 Nadeau & Simmons, P.C.
                     56 Pine Street
                 Providence, RI  02903
                     (401) 272-5800
       (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)

  Originally filed July 11, 2000.  The events requiring
  Amendment of this filing took place on March 18, 2002
 (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A                         13D


--------------------------------------------------------------


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Henry Stevens

     Jumik Investments, Inc.

     NIDICUS Foundation

--------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) |   |
                                                     (b) |   |


--------------------------------------------------------------

3    SEC USE ONLY


--------------------------------------------------------------


4    SOURCE OF FUNDS

     SC (The source of funds or consideration was the Company whose securities are being acquired)

--------------------------------------------------------------


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
                                                           |_|


--------------------------------------------------------------


6    CITIZENSHIP OR PLACE OF ORGANIZATION

-------------------------------------------------------------
                       7    SOLE VOTING POWER

     NUMBER OF          Henry Stevens            5,378,212
                        NIDICUS Foundation       2,000,000
                        Jumik Investments, Inc. 10,000,000

      SHARES

                       --------------------------------------
                       8    SHARED VOTING POWER
BENEFICIALLY OWNED BY       N/A
                       --------------------------------------
                       9    SOLE DISPOSITIVE POWER

     EACH                   Henry Stevens            5,378,212
                            NIDICUS Foundation       2,000,000
   REPORTING                Jumik Investments, Inc. 10,000,000

  PERSON WITH
                       ---------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     Henry Stevens                  5,378,212
     NIDICUS Foundation             2,000,000
     Jumik Investments, Inc.       10,000,000

-------------------------------------------------------------


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                         |  |

-------------------------------------------------------------


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Henry Stevens                      25.2%
     NIDICUS Foundation                  9.4%
     Jumik Investments, Inc.            46.9%

-------------------------------------------------------------


14   TYPE OF REPORTING PERSON*

     Henry Stevens                IN
     NIDICUS Foundation           CO
     Jumik Investments, Inc.      CO
-------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the Common Stock of PVAXX CORPORATION, a Colorado corporation (the "Company" or "Issuer"), which has its principal corporate offices at 237 Park Avenue, New York, NY 10017.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Statement is being filed by Henry Stevens, NIDICUS
         Foundation and Jumik Investments, Inc.
         (the "Shareholders").

     (b) The business addresses of the Shareholders are:

   Henry Stevens            NIDICUS Foundation
   Kemble Business Park     Office 791
   Malmesbury               2 Old Brompton Road
   ENGLAND                  London SW7 3DQ
   SN169SH                  ENGLAND

   Jumik Investments, Inc.
   c/o Henry Stevens
   Kemble Business Park
   Malmesbury
   ENGLAND
   SN169SH

     (c) The present principal occupation or employment of the Shareholder is set forth below:

   Henry Stevens             Officer and Director of Registrant
   NIDICUS Foundation        Public Interest Corporation
   Jumik Investments, Inc.   Investment Company

The following table sets forth the membership of the Shareholders and ownership of their PVAXX CORPORATION common stock:

Beneficial Ownership.

Henry Stevens                             25.2%
Kemble Business Park
Malmesbury
ENGLAND
SN169SH

NIDICUS Foundation                         9.4%
Office 791,
2 Old Brompton Road,
London SW7 3DQ
ENGLAND

Jumik Investments, Inc.                   46.9%
c/o Henry Stevens
Kemble Business Park
Malmesbury
ENGLAND
SN169SH

     (d) During the last five years, the Shareholders have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Shareholders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

     (f) Henry Stevens is a citizen of Great Britain.
         NIDICUS Foundation is a British charitable foundation.
         Jumik Investments, Inc. is a British corporation.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

The Shareholders hold the securities described herein in connection with the issuance of PVAXX CORPORATION Common
Stock, subsequently exchanged with Registrant Common Stock, pursuant to the Plan and Agreement of Share Exchange, attached as Exhibit 2.10 of the Registrant's Form 8-K filed with the Securities and Exchange Commission ("SEC") on July 11, 2000 and incorporated herein by reference. On
March 18, 2002, Jumik Investments, Inc., following an SEC comment, transferred 5,368,312 shares of PVAXX CORPORATION
Common Stock to Henry Stevens. There was no consideration given for this transfer.


ITEM 4.  PURPOSE OF TRANSACTION

The Shareholders hold the Common Stock as affiliates and/or officers of the Registrant.

     (a) The Shareholders may acquire more shares of Common
Stock or dispose of Common Stock as business and market conditions dictate.

     (b) The Shareholders do not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries.

     (c) The Shareholders do not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

     (d) The Shareholders do not have any plans or proposals that relate to or would result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing open vacancies on the board.

     (e) The Shareholders do not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

     (f) The Shareholders do not have any plans or proposals that relate to or would result in any other material change in the Company's business or corporate structure.

     (g) The Shareholders do not have any plans or proposals that relate to or would result in changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person.

     (h) The Shareholders do not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) The Shareholders do not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     (j) The Shareholders do not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Shareholders beneficially own the number of shares of Common Stock, representing the percentages of the total issued and outstanding shares of Common Stock set forth below. The Shareholders have sole power to direct the vote of these shares and sole power to direct the disposition of such shares.

     (a) Number of Shares and Percentages of Common Stock
Owned as of the date of this filing:

Henry Stevens                             5,378,312         25.2%
Kemble Business Park
Malmesbury
ENGLAND
SN169SH

NIDICUS Foundation                        2,000,000          9.4%
Office 791,
2 Old Brompton Road,
London SW7 3DQ
ENGLAND

Jumik Investments, Inc.                  10,000,000         46.9%
c/o Henry Stevens
Kemble Business Park
Malmesbury
ENGLAND
SN169SH

     (b) The Shareholders have the sole power to vote and to dispose of the shares described herein.

     (c) Not applicable.

     (d) The Shareholders know of no person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

     (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS OR UNDERTAKINGS WITH RESPECT TO
         SECURITIES OF THE ISSUER

The Shareholders beneficially own the number of shares of Common Stock of the Company, representing the percentages of the total issued and outstanding shares of Common Stock of the Company set forth below. The Shareholders have the authority to vote or direct the vote of the Shareholder's shares of Common Stock of the Company.

Henry Stevens            5,378,312         25.2%
NIDICUS Foundation       2,000,000          9.4%
Jumik Investments, Inc. 10,000,000         46.9%


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   April 9, 2002


         /s/ Nadeau & Simmons, P.C.

         NADEAU & SIMMONS, P.C.,
         Filing Agent for Henry Stevens, NIDICUS Foundation and Jumik Invstments, Inc.

         /s/ Henry Stevens

         HENRY STEVENS

         /s/ NIDICUS Foundation

         NIDICUS FOUNDATION

         /S/ Jumik Investments, Inc.

         JUMIK INVESTMENTS, INC.